UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-35105

PRIME ACQUISITION CORP.
(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On March 30, 2011, the initial public offering (“IPO”) of 3,600,000 units of Prime Acquisition Corp. (the “Company”) was consummated. Each unit issued in the IPO (the “Units”) consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $36,000,000. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding stockholders generating gross proceeds of $1,638,800. The audited financial statements as of March 30, 2011 reflecting receipt of the proceeds of the IPO and the private placement are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The Company issued a press release on March 31, 2011 announcing the IPO, which press release is attached hereto as Exhibit 99.2.

Exhibits.

Exhibit No.	Description

99.1	Audited Financial Statements

99.2	Press release dated March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Diana Chia-Huei Liu
Name:	Diana Chia-Huei Liu
Title:	Chief Executive Officer

Dated: April 5, 2011

Exhibit Index

Exhibit No.	Description

99.1	Audited Financial Statements

99.2	Press release dated March 31, 2011.